Exhibit 21.1

Subsidiaries of Caris Life Sciences, Inc.

Name*	State or Other Jurisdiction of Incorporation or Organization
Caris MPI, Inc.	Texas
Caris Science, Inc.	Texas

*       This list omits subsidiaries that would not constitute a “significant subsidiary” pursuant to Rule 102(w) of Regulation S-X.